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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                         BLACK WARRIOR WIRELINE CORP.
           --------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                 092260 50 4
           --------------------------------------------------------
                                 (CUSIP Number)

                                                   405 SIXTH AVENUE
      THOMAS M. SWARTWOOD, DICKINSON HOLDING CORP. DES MOINES, IA  50306
      ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               NOVEMBER 6, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 092260 50 4          SCHEDULE 13D              Page  2 of     Pages
          -----------                                         ---   ---


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 (1) NAMES OF REPORTING PERSONS.  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     DICKINSON HOLDING CORP.
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  /xx/
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS*
     WORKING CAPITAL
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 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
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NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING                112,500
 PERSON WITH                 --------------------------------------------------
                              (8) SHARED VOTING
                                    POWER
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  112,500
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     112,500
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(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.2
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(14) TYPE OF REPORTING PERSON*
     HC
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1.        SECURITY AND ISSUER

This statement relates to the shares of Common Stock (the "Common Stock") of Black Warrior Wireline Corp. (the "Issuer"). The Issuer's principal executive offices are located at 3748 Highway 45 North, Columbus, Mississippi 39701.

ITEM 2.        IDENTITY AND BACKGROUND

This statement is being filed by Dickinson Holding Corp. (the "Purchaser"). Purchaser

The Purchaser owns 100% of Dickinson & Co., a registered broker dealer and investment banking firm ("Dickinson"). The principal business address of the Purchaser and Dickinson is, 405 Sixth Avenue, Des Moines, Iowa 50306.

During the last five years, the Purchaser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws except as listed in Exhibit 1.

T. Marshall Swartwood, Chairman of the Board of the Purchaser, resides in Westtown, New York 10998 and owns 100% of Swartwood & Co., a registered broker dealer.

During the last five years, Mr. Swartwood has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Swartwood is a resident citizen of the United States.

Thomas M. Swartwood, President of the Purchaser resides at 153 37th Street, Des Moines, Iowa 50312.

During the last five years, Mr. Swartwood has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Swartwood is a resident citizen of the United States.


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Glenn S. Cushman, Senior Vice President and Director of the Purchaser resides at
2 W. North Lane, Phoenix, Arizona  85021.

During the last five years, Mr. Cushman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Cushman is a resident citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Purchaser acquired the shares for cash from working capital.

ITEM 4.        PURPOSE OF TRANSACTION

The Purchaser acquired the beneficial ownership of the shares of Common Stock described herein for investment purposes. The Purchaser may from time to time, depending on general economic conditions, market prices for shares of Common Stock and other factors, purchase additional shares of Common stock through open-market purchases, privately negotiated transactions or otherwise and may dispose of shares of Common Stock as stated above or otherwise.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

(a)  As of November 6, 1996, the Purchaser directly owned 112,500 shares.

As of November 6, 1996, Mr. T. Marshall Swartwood beneficially owned 50,000 shares including 50,000 held by Swartwood & Co. The 50,000 shares held by Swartwood & Co. were purchased for cash. This beneficial ownership represents approximately 2.3% of the issued and outstanding shares of Common Stock. Such percentage is based on information obtained from the Issuer that as of November 12, 1996 there were 2,144,677 shares of Common Stock issued and outstanding.

As of November 6, 1996, Mr. Thomas M. Swartwood directly owned 10,000 shares which he purchased for cash. This beneficial ownership represents approximately
 .044% of the issued and outstanding shares of Common Stock. Such percentage is based on information obtained from the Issuer that as of November 12, 1996 there were 2,144,677 shares of Common Stock issued and outstanding.

As of November 6, 1996, Mr. Glenn S. Cushman directly owned 10,000 shares which he purchased for cash. This beneficial ownership represents approximately .044% of the issued and outstanding shares of Common Stock. Such percentage is based on


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information obtained from the Issuer that as of November 12, 1996 there were
2,144,677 shares of Common Stock issued and outstanding.

(b) The Purchaser has sole power to vote, direct the vote of, dispose and direct the disposition of its 112,500 shares.

Mr. T. Marshall Swartwood has sole power to vote, direct the vote of, dispose and direct the disposition of the 50,000 shares beneficially owned by him.

Mr. Thomas M. Swartwood has sole power to vote, direct the vote of, dispose and direct the disposition of his 10,000 shares.

Mr. Glenn S. Cushman has sole power to vote, direct the vote of, dispose and direct the disposition of his 10,000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Form BD, Disciplinary Actions


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                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 1996                       Dickinson Holding Corp.



                                   By:
                                      -------------------------------------
                                         T. Marshall Swartwood
                                         Chairman